EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 19, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

Telefônica
CELULAR

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TRANSCRIPTION OF THE 56TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

September 18, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: http://www.telefonica.net.br

(São Paulo - Brazil), (September 18, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Transcription of the 56th Extraordinary meeting of the Board of Directors of Tele Sudeste Celular Participações S.A., held on September 18, 2002.

1. DATE, TIME AND PLACE OF THE MEETING: September 18, 2002, at 02:30 pm, exceptionally at Rua Martiniano de Carvalho 851, 21st Floor, São Paulo, SP, according to a call as per the by-laws.

2. MEETING BOARD COMPOSITION: Mr. Felix Pablo Ivorra Cano – President of the Board of Directors and Mr. Alexandre Mellão Hadad – Secretary.

3. INSTALLATION: The meeting began, with the presence of the undersigned Board Members; the registered *quorum* was in accordance to the company's by-laws. The following members of the Audit Committee were present: Mr. Wolney Querino Schuller Carvalho and Mr. Milton Shigueo Takarada.

4. DELIBERATIONS:

4.1. Approval of Intermediary Dividend distribution: The members of the Board of Directors, after study and discussion, unanimously approved the declaration of intermediary dividends, based or articles number 204 and 205 of Law 6406/76 and article 28 of the Company's by-laws. The dividend was based on the balance sheet as of June 30, 2002 and amounts to R$ 84,370,000.00 (eighty four million, three hundred seventy thousand reais) that represents R$ 0.20378909 per share of thousand shares and will be paid starting on September 27, 2002 to those shareholders registered in the Company's books by the end of the day on September 18, 2002. According to the single paragraph of article 28 of the Company's by-laws, those dividends will be charged to the mandatory minimum dividend, "ad referendum", of the General Shareholder meeting that approves the financial statements for year 2002. The Director of Investor Relations has been authorized to take the necessary measures to proceed with the corresponding actions stemming from this deliberation.

5. CLOSING OF THE MEETING: At the end of the meeting this minute was approved and signed by the present counselors: Mr. Felix Pablo Ivorra Cano – President of Meeting and President of the Board of Directors; Mr. Fernando Xavier Ferreira – Vice President of the Board of Directors; Mr. Paulo Cesar Pereira Teixeira; Mr. Kazuo Moriya; Mr. Antonio Viana Baptista; Mr. Oliver Alexander Flögel; Mr. Luis Lada Diaz and Mr. Ernesto Lopez Mozo, Directors represented by Mr. Felix Pablo Ivorra Cano; Mr. Wolney Querino Schuller Carvalho – President of the Audit Committee and Mr. Milton Shigueo Takarada – member of the Audit Committee and Mr. Alexandre Mellão Hadad - Secretary.

Item 2

Telefónica CELULAR

TELE SUDESTE CELULAR PARTICIPAÇÕES S. A.

ANNOUNCES INTERMEDIARY DIVIDEND PAYMENT

September 18, 2002 (01 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: http://www.telefonica.com.br

(São Paulo – Brazil), (September 18, 2002) – The Managemet of Tele Sudeste Celular Participações S. A. (NYSE: TSD; BOVESPA: TSEP), in accordance with decisions taken at the Directors' Meeting held on September 18, 2002, hereby informs shareholders about the payment of intermediary dividends in a total amount of R$ 84,370,000.00 (eighty four million, three hundred seventy thousand reais) starting on September 27, 2002, as per table below. Based on the financial statements as of June 30, 2002 and according to article 28 of the Company's by-laws and articles 204 and 205 of Law # 6404/76, the shareholders registered as such by the end of the day, on September 18, 2002 will be able to receive the dividends. After that date, the shares will be considered as ex-dividends.

I – AMOUNT OF INTERMEDIARY DIVIDENDS

	Ordinary Shares	Preferred Shares
Net Value in R$ (per lot of 1,000 shares)	**0.20378909**	**0.20378909**

According to the single paragraph of article 28 of the Company's by-laws, those dividends will be charged to the mandatory minimum dividend, "ad referendum", of the General Shareholder meeting that approves the financial statements for year 2002.

II – INCOME TAX

Dividends are not subject to Income Tax, according to Law # 9245/95.

III – PAYMENT PROCEDURES

Brazilian Shareholders participating in the Stock Exchanges Custody Program will receive the intermediary dividend payment through the respective Broker Dealers. Otherwise, directly at the branches of Banco Real.

IV – ADDITIONAL INFORMATION

Dividends not claimed within a period of three years after the date of the beginning of payment will be forfeited in favor of the company (Federal Law #6,404, Article 287, II, a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: September 18, 2002

By /s/ Charles E. Allen

Name: Charles E. Allen
Title: Investor Relations Director